Exhibit 12.1
WGL HOLDINGS, INC. AND SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges and
Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

	Twelve Months Ended September 30,
($ in thousands)	2015	2014	2013	2012	2011
EARNINGS:
Pre-Tax Net Income(a)	$210,915	$161,320	$132,355	$233,247	$206,069
Add:
Distributed Income (Loss) of Equity Investees	5,468	3,194	1,510	1,240	(549)
Total Fixed Charges	53,471	39,484	37,893	38,583	42,619
Total Earnings	$269,854	$203,998	$171,758	$273,070	$248,139
FIXED CHARGES:
Interest on long term debt	$50,450	$36,383	$34,512	$36,275	$39,097
Other Interest (excluding AFUDC)	658	918	905	229	1,447
Amortization of Debt Premium, Discount and Expense	373	345	337	352	414
One-third of Rental Expense(b)	1,990	1,838	2,139	1,727	1,661
Total Fixed Charges	$53,471	$39,484	$37,893	$38,583	$42,619
Ratio of Earnings to Fixed Charges	5.0	5.2	4.5	7.1	5.8
FIXED CHARGES AND PRE-TAX PREFERRED STOCK DIVIDENDS:
Pre-Tax Preferred Dividend Requirement	$1,320	$1,320	$1,320	$1,320	$1,320
Effective Income Tax Rate	0.3871	0.3480	0.3906	0.3981	0.4241
Complement of Effective Income Tax Rate (1-Tax Rate)	0.6129	0.6520	0.6094	0.6019	0.5759
Preferred Dividend Requirement	$2,154	$2,025	$2,166	$2,193	$2,292
Combined Fixed Charges and Preferred Dividends	$55,625	$41,509	$40,059	$40,776	$44,911
Ratio of Earnings to Fixed Charges and Preferred Dividends	4.9	4.9	4.3	6.7	5.5
(a) Excludes amounts attributable to income or loss from equity investees.
(b) Management believes one-third of the total rental expense gives a reasonable estimate of total interest on rentals.